UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 21, 2025

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard
London EC2V 5AE

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

On November 21, 2025, VivoPower International PLC (the “Company” or “VivoPower”) announced that it will hold its Annual General Meeting (“AGM”) at its office in London and online on Monday, December 15, 2025, at 10:00 a.m. London time.

The resolutions to be passed include:

1.	Laying of annual accounts and reports

2.	Directors’ remuneration report

3.	Re-appointment of auditors

4.	Remuneration of auditors

5.	Extension of the term of Kevin Chin appointment as director of the Company

6.	Authority to allot (ordinary shares)

7.	Disapplication of statutory pre-emption (special resolution)

8.	Adoption of Dual Class Share Structure and Redesignation of Shares (special resolution)

9.	Approval of an Increase in the Cap for the Omnibus Incentive Plan 2017 (ordinary resolution)

10.	Authorization to Amend Board Remuneration Consistent with Market Benchmarks (ordinary resolution)

The formal notice of the AGM with accompanying proxy forms and dial-in details will be mailed to shareholders in accordance with the statutory period prior to the AGM and are also attached as exhibits.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-276509).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

EXHIBIT INDEX

Exhibit 99.1—	Notice of AGM
Exhibit 99.2—	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 21, 2025	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman